November 8, 2022

VIA EDGAR AND ELECTRONIC TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Chen Chen, Staff Accountant
Kathleen Collins, Accounting Branch Chief

Re:	Upwork Inc. Form 10-K for the Year Ended December 31, 2021 Filed February 15, 2022 Form 10-Q for the Quarter Ended June 30, 2022 Filed July 27, 2022

Ladies and Gentlemen:

We are submitting this letter on behalf of Upwork Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on October 25, 2022 that relate to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (File No. 001-38678), filed with the Commission on February 15, 2022 (the “Form 10-K”), and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 (File No. 001-38678), filed with the Commission on July 27, 2022 (the “Form 10-Q”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Form 10-K for the Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, Page 64

1.

We note your disclosure regarding the dollar amount of future lease commitments as of December 31, 2021. Please revise to also include a quantified discussion of the cash requirements related to the principal and interest due on the Convertible Senior Notes. Refer to Item 303(b)(1) of Regulation S-K.

United States Securities and Exchange Commission

Division of Corporation Finance

November 8, 2022

The Company acknowledges the Staff’s comment and in future filings will include disclosure substantially in the form below.

“Assuming the Convertible Senior Notes are not converted into our common stock, repurchased or redeemed prior to maturity, (i) annual interest expense relating to the Convertible Senior Notes will be $1.4 million in each fiscal year through 2026 and (ii) principal in the amount of $575.0 million will be payable upon the maturity of the Convertible Senior Notes on August 15, 2026.”

Notes to Consolidated Financial Statements

Note 12. Segment and Geographical Information, Page 104

2.	Please tell us whether revenue from any one country included in the “rest of world” category is material and how you considered the guidance in ASC 280-10-50-41(a) to disclose such revenues.

The Company has considered the guidance under ASC 280-10-50-41(a) which provides that:

“A public entity shall report the following geographic information unless it is impracticable to do so (see Example 3, Case D [paragraph 280-10-55-51]): 1. a. Revenues from external customers attributed to the public entity’s country of domicile and attributed to all foreign countries in total from which the public entity derives revenues. If revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. A public entity shall disclose the basis for attributing revenues from external customers to individual countries.”

The Company’s financial statements, included in its Form 10-K, include disclosure of revenue attributable to the United States (the Company’s country of domicile), which represented 74% and 25% of the Company’s revenue generated from clients and revenue generated from talent, respectively, for the year ended December 31, 2021. Based on the size of the revenue attributable to any individual foreign country included in the “rest of world” category for the periods presented in the Form 10-K, the Company did not consider the presentation of geographic information by individual country within that category to be material to a reader of the financial statements, and, therefore, it did not separately disclose revenues attributable to individual foreign countries within the “rest of world” category in the “Segment and Geographic Information” disclosures in the financial statements included in the Form 10-K. The Company advises the Staff that no single country in the “rest of world” category exceeded 10% of the Company’s consolidated total revenue, revenue generated from talent, or revenue generated from clients in any of the years ended December 31, 2019, December 31, 2020, and December 31, 2021 or the nine months ended September 30, 2022. The Company also notes that there were more than 180 countries that comprise the “rest of world” category. The Company has determined its threshold for this disclosure to be 10% for the Company’s client, talent, and consolidated revenue disclosures, and it will continue to monitor revenue in all countries and will separately disclose in future filings revenue attributable to any individual foreign country for which revenue exceeds this threshold or that is otherwise deemed to be material.

United States Securities and Exchange Commission

Division of Corporation Finance

November 8, 2022

Form 10-Q for the Quarter Ended June 30, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Financial and Operational Metrics, Page 20

3.

Please provide us with a breakdown of the individual items included in the humanitarian response efforts expense adjustment of your non-GAAP reconciliation and explain what each items represents. In this regard, we note your reference to product enhancements and programs for maintaining client relationships and providing financial assistance in the press release available on your website. Tell us whether these items are included in the humanitarian response efforts adjustment and revise your disclosures as necessary to clarify the nature of such adjustment. Also, clarify whether these efforts are limited to Ukraine or whether you have historically provided or anticipate providing other humanitarian efforts in the future.

The table below provides further detail of the individual items included in the humanitarian response efforts expense adjustment:

(in thousands)	Six Months Ended June 30, 2022
Components of humanitarian response efforts adjustment:
Special one-time payments to team members in the impacted region (a)	$1,359
Relocation for team members in the impacted region (b)	1,465
Third-party donations (c)	1,100
Operational costs related to humanitarian programs (d)	362

Total humanitarian response effort adjustment	$4,287

(a)	Primarily represents the payment of one-time bonuses to team members in the impacted region.
(b)	Represents expenses incurred in connection with the relocation of team members in the impacted region.
(c)

Represents donations made to humanitarian aid organizations to support initiatives related to humanitarian response efforts in the impacted region, primarily to Direct Relief International, a humanitarian aid organization.

(d)

Primarily represents the payment of one-time service award bonuses (and associated taxes) to certain of the Company’s team members. These one-time service award bonuses were paid in recognition of contributions made by such team members to the Company’s humanitarian response efforts in the impacted region.

The Company advises the Staff that items relating to product enhancements and programs for maintaining client relationships are not included in the humanitarian response efforts adjustment. As outlined in the table above, items relating to providing financial assistance, primarily in the form of special one-time bonuses, relocation assistance and third-party donations, are included in the adjustment. Russia’s invasion of Ukraine precipitated an extraordinary humanitarian crisis which also meaningfully impacted the Company’s business

United States Securities and Exchange Commission

Division of Corporation Finance

November 8, 2022

given the number of team members and customers in the region. The Company has not historically provided humanitarian response efforts at the scale of the efforts described above and does not currently anticipate providing humanitarian response efforts of similar scale in the future. All of the expenses incurred in connection with the Company’s humanitarian response were incurred in the first quarter of 2022, immediately following Russia’s invasion of Ukraine, and no expenses relating to such efforts have been incurred in subsequent quarters. In future filings, the Company will revise its Adjusted EBITDA disclosure to specify, with additional detail, the components of the humanitarian response efforts in the Ukraine region, consistent with information noted in the tabular disclosure above.

General

4.

Please provide a detailed legal analysis regarding whether the company and its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act of 1940 (“Investment Company Act”). In your response, please address, in detail, each of the factors outlined in Tonopah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

The Company is not an investment company under Section 3(a)(1)(A) of the Investment Company Act of 1940 (the “Act”) because it is not, and does not hold itself out as being, primarily engaged in the business of investing, reinvesting, or trading in securities. Since its inception, the Company has operated an online work marketplace that connects businesses with independent talent. The Company has set forth below its analysis of each of the factors outlined in Tonopah Mining Company of Nevada, 26 SEC 426 (1947) (“Tonopah test”) as follows:

(a)

Historical Development. The Company was incorporated in December 2013 in connection with the combination of Elance, Inc. and oDesk Corporation. In connection with the combination, the Company changed its name to Elance-oDesk, Inc. in March 2014 and then to Upwork Inc. in May 2015. Since its inception, the Company has operated an online work marketplace that connects businesses with independent talent. Among other steps the Company has taken reflecting this conclusion, the Company has pursued and obtained patents (the Company held 22 issued patents as of December 31, 2021); made its online work marketplace available to talent and clients; and supported technology initiatives that are consistent with its commercial purposes. All of the Company’s subsidiaries are wholly-owned and none are, nor hold themselves out as being, primarily engaged in the business of investing, reinvesting, or trading in securities. The history of the Company demonstrates the Company has had significant and continuous business operations other than trading and investing in securities. Consistent with this conclusion, at various points since the Company’s incorporation (including as recently as August 2021 in connection with the Company’s convertible note financing transaction (the “Convertible Note Financing”), the Board of Directors of the Company (the “Board”) adopted resolutions, which were recorded contemporaneously in its minute books, indicating that the Company is primarily engaged in a business other than investing, reinvesting, owning, holding, or trading in securities.

United States Securities and Exchange Commission

Division of Corporation Finance

November 8, 2022

(b)

Public Representations of Policy. The Company has never represented that it is involved in any business other than the operation of an online work marketplace. The Company has consistently stated in its filings with the Commission, press releases, other public statements, website, and advertising and marketing materials that it is in the business of operating an online work marketplace. The Company does not make public representations regarding its investment securities except as required by its obligation to file periodic reports to comply with federal securities laws, and the Company has consistently emphasized operating results and has never emphasized either its investment income or the possibility of significant appreciation from its cash management investment strategies as a material factor in its business or future growth. In addition, investors and the investment media outlets do not evaluate the Company based on its underlying securities positions or investment prowess. Instead, research reports and analysis of the Company focus on its financial results from its ongoing operations and the success of its online work marketplace. Moreover, in connection with prior financing transactions, the Company has specifically noted to investors that it intends to use the proceeds from such transactions to finance its operations and grow its business, not for investing, reinvesting, owning, holding, or trading in securities. For example, in connection with the Convertible Note Financing, the Company noted in its press release that aside from certain net proceeds used to pay the cost of the capped call transactions in connection with such offering, the Company intends to use the remainder of the net proceeds from the Convertible Note Financing for general corporate purposes, including marketing, brand awareness and sales and which may include working capital, capital expenditures, and investments in and acquisitions of other companies, products or technologies that the Company may identify in the future.

(c)

Activities of Officers and Directors. The Company’s officers and directors spend substantially all of their time managing the Company’s business of operating an online work marketplace. The Company had approximately 650 employees worldwide as of December 31, 2021. All of the Company’s and its subsidiaries’ officers, directors, and employees devote substantially all of their time to activities related to its operating business, including building, developing, marketing, and selling the Company’s online work marketplace; and providing support to its employees conducting these activities. Only the Chief Accounting Officer and Treasurer and a limited number of employees who report to the Chief Accounting Officer and Treasurer spend any time on matters relating to the management of the Company’s investment securities and the Company estimates that the time they spend on these activities is typically limited to a few hours of monitoring and accounting activities each month, as well as quarterly review calls with asset managers. The Audit, Risk and Compliance Committee of the Board (the “Audit Committee”) discusses the Company’s holdings of investments on a quarterly basis, however these discussions are primarily focused on capital preservation.

United States Securities and Exchange Commission

Division of Corporation Finance

November 8, 2022

(d)

Nature of Assets and Sources of Income. With respect to the nature of the Company’s assets, as of December 31, 2021 and September 30, 2022, the Company held on a consolidated basis approximately $328.0 million and $247.9 million, respectively, in investment securities (excluding government securities), representing 36% and 31% of the Company’s total assets (excluding government securities and cash items), respectively. All of the Company’s investment securities are held in investment grade capital preservation investments, primarily in money market funds, U.S. government securities, and investment grade corporate bonds and asset-backed securities. None of the Company’s investment securities are equity securities and the Company’s Investment Policy notes that the Company’s primary objectives when investing corporate working capital are to preserve principal value and capital, meet the Company’s ongoing liquidity needs, avoid inappropriate concentrations of investments, and maximize return within acceptable levels of risk. Investments are required to be fixed income instruments denominated and payable in U.S. dollars. The Company also notes that while it has not, to date, conducted a formal valuation of its intangible assets, it believes that its intangible assets, including its intellectual property and brand, have significant value and thus its investment securities (excluding government securities) are a meaningfully smaller percentage of its assets (excluding government securities and cash items) than as noted above. With respect to sources of income, since inception, substantially all of the Company’s revenue and net income (loss) after taxes is produced from its operating activities. For the fiscal year ended December 31, 2021 and for the nine months ended September 30, 2022, the Company had revenue of $502.8 million and $456.9 million, respectively. For the fiscal year ended December 31, 2021 and for the nine months ended September 30, 2022, the Company had a loss from operations of $54.2 million and $72.1 million, respectively, or 96% and 98%, respectively, of its net loss (after tax), while its income from investment securities (excluding government securities) was only $0.5 million and $3.5 million, or 1% and 5% of its net loss (after tax) on an absolute basis, respectively, over the same periods. The Company also directs the Staff to the analysis set forth under the heading “Rule 3a-1” in its response to comment 5.

As described in the above analysis, the Company is primarily engaged in the non-investment company business of operating an online global work marketplace. As a result, the Company is not an investment company under Section 3(a)(1)(A) of the Act.

5.

Further, please provide a detailed legal analysis regarding whether the company or any of its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act. In your response, include all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations.

United States Securities and Exchange Commission

Division of Corporation Finance

November 8, 2022

The Company is not an “investment company” under Section 3(a)(1)(C) of the Act because it qualifies under the exceptions provided in Rule 3a-1 and Rule 3a-8 under the Act. Moreover, the Company is not an “investment company” because it qualifies under the exception provided under Section 3(b)(1) of the Act. The Company provides an analysis of each of Rule 3a-1 under the Act, Rule 3a-8 under the Act and Section 3(b)(1) of the Act below.

Rule 3a-1

Rule 3a-1 provides a non-exclusive exception from the definition of “investment company” if consolidating an entity’s wholly-owned subsidiaries (within the meaning of the Act), (i) no more than 45% of the value of its assets, exclusive of government securities and cash items (“Total Adjusted Assets”), consists of, and (ii) no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity.

Total Adjusted Assets

As of December 31, 2021, the Company’s Total Adjusted Assets were approximately $907.5 million. $328.0 million, or approximately 36%, of such Total Adjusted Assets consisted of securities other than government securities. As of September 30, 2022, the Company’s Total Adjusted Assets were approximately $803.4 million. $247.9 million, or approximately 31%, of such Total Adjusted Assets consisted of securities other than government securities. The Company also notes that while it has not, to date, conducted a formal valuation of its intangible assets, it believes that its intangible assets, including its intellectual property and brand, have significant value and thus its investment securities (excluding government securities) are a meaningfully smaller percentage of its Total Adjusted Assets than as noted above.

Net Income after Taxes

With respect to net income after taxes, the Company currently has net losses for the past four fiscal quarters combined, and therefore calculates its net income test under DRX, Inc., SEC No-Action Letter (June 28, 1988) (“DRX”). Under DRX, net operating loss (i.e., operating income less those expenses associated only with that income) can be compared to total net loss. For the four fiscal quarters ended December 31, 2021 and September 30, 2022, the Company’s net loss from operations for the last four fiscal quarters combined was $54.2 million and $94.0 million, respectively, which represented more than 96% and 98%, respectively, of the Company’s total net loss (after taxes) for that period.

United States Securities and Exchange Commission

Division of Corporation Finance

November 8, 2022

The Staff has taken the position that, although an issuer with net losses for the previous four quarters combined does not satisfy the express provisions of Rule 3a-1 with respect to net income, an issuer satisfies the income test if it has a total net loss and a net investment loss and no more than 45% of its total net loss is derived from investment losses. The Staff has indicated that the Rule is intended to “focus on activities that generate revenue for the company. Whether the net result is positive or negative, the purpose is to review the company’s day-to-day activities by looking at its sources of income.1” Based on that rationale, the Company believes that an issuer with substantial operating revenue, even though having total net losses for the previous four quarters combined, but with de minimis positive net investment income (relative to revenue) for the same period of time, may deem itself to satisfy the income test by comparing the “absolute value” of the total net losses and the investment income. If the investment income accounts for less than 45% of the net losses after taxes of the issuer, then the investment income cannot be construed as a significant component of the issuer’s income and loss activities. Accordingly, such an issuer may be deemed to satisfy the income test of Rule 3a-1.

The Company determined that, on absolute terms, its income from investment securities (excluding government securities) for the four quarters ended December 31, 2021 and September 30, 2022 accounted for 1% and 4%, respectively, of its net losses after taxes.

Rule 3a-8

Rule 3a-8 provides a non-exclusive safe harbor from the definition of “investment company” for certain “research and development” companies (“R&D Companies”). Pursuant to Rule 3a-8, a company will not be deemed to be an investment company if the following requirements are satisfied:

Substantial R&D Expenses

The company’s research and development expenses (“R&D Expenses”), for the last four fiscal quarters combined, must be a substantial percentage of its total expense for the same period. The term “substantial” remains undefined. The Staff has stated that 20% will generally be considered a sufficiently “substantial percentage for a company’s R&D Expenses relative to its total expenses where a company otherwise meets the requirements of Rule 3a-8.”2 Total expenses include costs of goods sold.3 As of December 31, 2021, the Company’s R&D Expenses for the prior four fiscal quarters combined were $119.1 million,4 or 21%, of its total expenses (including cost of revenue) for the same period. As of September 30, 2022, the Company’s R&D Expenses for the prior four fiscal quarters combined were $146.4 million, or 21%, of its total expenses (including cost of revenue) for the same period.

[1]	DRX, Inc., SEC Staff No-Action Letter (June 28, 1988).
[2]	Cooley Godward & Kronish, SEC Staff No-Action Letter (July 12, 2007).
[3]	See Cooley Godward & Kronish; Applied Materials, Inc., Investment Company Act Rel. No. 27064 (Sept. 13, 2005) (application for exemptive order).
[4]	The Company’s R&D Expenses are, in compliance with Rule 3a-8(b)(9). R&D costs are as defined in FASB ASC Topic 730, Research and Development, as currently in effect.

United States Securities and Exchange Commission

Division of Corporation Finance

November 8, 2022

Net Income from Securities Investments

The company’s net income derived from investments in securities, for the last four fiscal quarters combined, must not exceed twice the amount of its R&D Expenses for the same period. The Company’s net income derived from securities investments for the year ended December 31, 2021 equaled $0.6 million and its R&D Expenses totaled $119.1 million. The Company’s net income derived from securities investments for the four quarters ended September 30, 2022 equaled $4.8 million and its R&D Expenses totaled $146.4 million. The Company therefore meets this requirement, as its net income derived from securities investments was approximately 0.5% and 3% of R&D Expenses for the year ended December 31, 2021 and the four quarters ended September 30, 2022, respectively; far less than twice the amount of R&D Expenses.

Insignificant Investment-Related Expenses

The company’s expenses for investment advisory and management activities, investment research and custody (“investment-related expenses”), for the last four fiscal quarters combined, must not exceed 5% of its total expenses for the same period. As of December 31, 2021, the Company’s investment-related expenses for the prior four fiscal quarters combined, including the investment advisory fees paid by the Company to its outside investment managers, were $0.1 million. Its total expenses were $557.0 million. Thus, investment-related expenses were less than 0.01% of its total expenses for the four fiscal quarters ended December 31, 2021. As of September 30, 2022, the Company’s investment-related expenses for the prior four fiscal quarters combined, including the investment advisory fees paid by the Company to its outside investment managers, were $0.2 million. Its total expenses were $687.7 million. Thus, investment-related expenses were less than 0.03% of its total expenses for the four fiscal quarters ended September 30, 2022.

Permissible Investments

The company’s investments in securities must be only capital preservation investments, which are, pursuant to Rule 3a-8, investments made to conserve capital and liquidity until the funds are used for the company’s primary business.

In adopting Rule 3a-8, the Commission intentionally declined to identify particular investments as capital preservation investments or specific investment characteristics that would cause an investment to be a capital preservation investment, but in general stated that these investments must (A) be “liquid so that they can be readily sold to support the R&D company’s research and development activities as necessary;” (B) present limited credit risk; and (C) not be

United States Securities and Exchange Commission

Division of Corporation Finance

November 8, 2022

speculative.5 Although the Commission and the Staff have not provided significant guidance on the instruments that meet these criteria, under an exemptive order to ICOS Corporation – on which Rule 3a-8 is partially modeled6 – the Commission has stated that “a company generally would meet [the requirement that a company invests in securities in a manner consistent with capital preservation] only if substantially all of its securities … present limited credit risk. Significant investments in equity or speculative debt would indicate that the company is acting as an investment company rather than preserving its capital for research and development.”7 Further, under the Rule, less than 10% of a company’s total assets may consist of “other investments,” which are investments in any securities that do not qualify as capital preservation investments.

The Company’s investments are primarily made in (1) corporate debt securities and commercial paper rated at least P-l or better by Moody’s, A-l or better by Standard and Poor’s, and F-1 or better by Fitch; (2) certificates of deposit and term deposits; (3) U.S. government and agency securities; (4) money market funds that have at least $5 billion in assets; and (5) asset backed securities rated at least AAA or better.

Consistent with the guidance above, this portfolio is highly liquid, presents little credit risk, and is not speculative. On liquidity, the average maturity of the portfolio was 5 months as of September 30, 2022. Under the Company’s investment policy, described below, the weighted average maturity for all portfolios combined will be no greater than 18 months.

Moreover, the weighted average credit rating of the aggregate investment program shall not be less than A1 (Moody’s) or A+ (S&P) or the equivalent. The Company has chosen the above investments precisely because they are sufficiently liquid to be sold to support the Company’s research and development activities. They also present limited credit risk based on the high credit ratings and stable values involved in each instrument. Thus, the Company believes that they qualify as capital preservation investments. The Company also represents that it has never experienced difficulty liquidating sufficient assets to provide the cash needed for operations, including its research and development activities.

The Company believes that it is in compliance with the permissible investment requirement. The Company believes that it invested only in securities that qualify as capital preservation investments. Accordingly, the Company believes that investments in “other investments” constituted 0% and in any event, less than 10% of its total investments in securities.

[5]	See SEC, Certain Research and Development Companies, Investment Company Act Release No. 26077, 68 Fed. Reg. 37046, 37048 (June 20, 2003).
[6]

See SEC, Certain Research and Development Companies, Investment Company Act Release No. 26077, 68 Fed. Reg. 37046, 37048 (June 20, 2003). (“Rule 3a-8 is intended to codify the terms of a Commission order under section 3(b)(2) for ICOS Corporation, a biotechnology company.”)

[7]	ICOS Corporation, SEC Release No. IC-19334 (Mar. 16, 1993) (exemptive order).

United States Securities and Exchange Commission

Division of Corporation Finance

November 8, 2022

Holding Out/Special Situation Company

The company must not hold itself out as being engaged in the business of investing, reinvesting, or trading in securities, and it must not be a special situation investment company.

Holding Out. A company must not hold itself out as being engaged in the business of investing in securities. The Company has never represented that it is involved in any business other than the operation of an online work marketplace. The Company has consistently stated in its filings with the Commission, press releases, other public statements, website, and advertising and marketing materials that it is in the business of operating an online work marketplace. The Company does not make public representations regarding its investment securities except as required by its obligation to file periodic reports to comply with federal securities laws, and the Company has consistently emphasized operating results and has never emphasized either its investment income or the possibility of significant appreciation from its cash management investment strategies as a material factor in its business or future growth. In addition, investors and the investment media outlets do not evaluate the Company based on its underlying securities positions. Instead, research reports and analysis of the Company focus on its financial results from its ongoing operations and the success of its online work marketplace.

Special Situation Investment Company. A company must not be a “special situation investment company.” The Commission has stated that “[s]pecial situation investment companies are companies which secure control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities.”8 The Company does not and has not acquired or otherwise secured control of any other company to profit on the future sale of that company.

Conducting Business

The company must be primarily engaged, directly or indirectly, in a business other than that of investing, reinvesting, owning, holding, or trading in securities, as evidenced by: (i) the activities of its officers, directors and, employees; (ii) its public representations of policies; (iii) its historical development; and (iv) appropriate resolutions of its board of directors. The Company directs the Staff to the analysis set forth in response to comment 4 above.

Written Investment Policy

The company’s board of directors must adopt a written investment policy with respect to the company’s capital preservation investments. The Audit Committee adopted a Corporate Investment Policy on October 24, 2018 and most recently updated it on April 30, 2021. It states that the Company’s investment objectives are (1) preservation of principal; (2) liquidity; (3) diversification to avoid inappropriate concentrations of investments; and (4) maximization of returns within acceptable levels of risks. It also lists the investments in which the Company may invest, based on its investment objectives. These investments include all of the instruments listed under “Permissible Investments,” above. All investments must have effective maturities less than 3 years and the dollar-weighted average maturity must be no greater than 18 months.

[8]	SEC, Certain Prima Facie Investment Companies, 44 Fed. Reg. 66608, 66610 at n. 20 (Nov. 20, 1979).

United States Securities and Exchange Commission

Division of Corporation Finance

November 8, 2022

Issuance of Face Amount Certificates

Finally, a company that relies on Rule 3a-8 or Rule 3a-1 cannot be engaged, or propose to engage, in the business of issuing face-amount certificates of the installment type under Section 3(a)(1)(B) of the Act. A “face-amount certificate of the installment type” means any certificate, investment contract or other security that represents an obligation on the part of its issuer to pay a stated or determinable sum or sums at a fixed or determinable date or dates more than twenty-four months after the date of issuance, in consideration of the payment of periodic installments of a stated or determinable amount.

The Company is not engaged, nor does it propose to engage, in the business of issuing face-amount certificates of the installment type. The Company has never been engaged in such a business and does not have any such certificates outstanding.

Section 3(b)(1)

Under Section 3(b)(1) of the Act, a company is not an investment company if it is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities. The Company is primarily engaged in a non-investment company business. We reach this conclusion based on the factors set forth by the Commission in the Tonopah test, which the Commission and Staff use to determine whether a company is engaged in a non-investment company business. The Company directs the Staff to the analysis of the Tonopah test set forth under the heading in its response to comment 4.

* * * * * * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7613 or Aman Singh at (212) 430-2767.

Sincerely,

/s/ Ran D. Ben-Tzur

Ran D. Ben-Tzur

United States Securities and Exchange Commission

Division of Corporation Finance

November 8, 2022

cc:

Hayden Brown, Chief Executive Officer

Brian Levey, Chief Business Affairs and Legal Officer

Olivier Marie, Chief Accounting Officer

Jacob McQuown, Vice President, Legal & Associate General Counsel

Upwork Inc.

Aman Singh

Gordon K. Davidson

Fenwick & West LLP